

03023822

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

**ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended ___December 31, 2002________________________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE RQUIRED).

For the transition period from ____________ to ______________

Commission file number 333-48185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, IL 60515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plans, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan

By /s/ David P. Yeager
David P. Yeager
Vice Chairman and Chief Executive Officer

Dated: June 24, 2003

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report of the Hub Group Employee Profit Sharing and Trust Plan dated June 19, 2003, included in this Form 11-K, into the Hub Group Inc. previously filed registration statement Form S-8 (File No. 333-36331).

Grant Thornton LLP

Chicago, Illinois
June 19, 2003

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
HUB GROUP INC.
EMPLOYEE PROFIT SHARING AND TRUST PLAN
DECEMBER 31, 2002 AND 2001

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS - 2002	3
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS - 2001	4
FINANCIAL STATEMENTS	
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	5
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTAL SCHEDULE	
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	14

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Administrator
Hub Group, Inc.
Employee Profit Sharing and Trust Plan

We have audited the accompanying statement of net assets available for benefits of the Hub Group Employee Profit Sharing and Trust Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these 2002 financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in note B, the 2002 financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan, and the changes in net assets available for benefits for the year ended December 31, 2002, on the basis of accounting described in note B.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 19, 2003

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International


Wolf&Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

INDEPENDENT AUDITOR'S REPORT

To the Plan Administrator of the
Hub Group Employee Profit Sharing and Trust Plan

We have audited the accompanying statement of net assets available for benefits of the HUB GROUP EMPLOYEE PROFIT SHARING AND TRUST PLAN (the "Plan") as of December 31, 2001. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note B, this financial statement was prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, on the basis of accounting described in Note B.

Oak Brook, Illinois
May 16, 2002

Wolf & Company LLP

Hub Group, Inc.
Employee Profit Sharing and Trust Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2002	2001
Investments (Note C)	$ 36,233,662	$ 37,342,127
NET ASSETS AVAILABLE FOR BENEFITS	$ 36,233,662	$ 37,342,127

The accompanying notes are an integral part of these statements.

Hub Group, Inc.
Employee Profit Sharing and Trust Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

Additions to net assets attributed to:	
Investment income	$ 602,490
Employee contributions	4,171,479
Rollover contributions	692,443
Employer contributions	1,282,738
Total additions	6,749,150
Deductions from net assets attributed to:	
Net depreciation in fair value of investments	5,887,349
Benefits paid to participants	3,585,959
Other fees	16,726
Total deductions	9,490,034
Transfer to the Plan:	
Net employee transfers	34,130
Plan merger	1,598,289
Total transfers	1,632,419
Net decrease	(1,108,465)
Net assets available for benefits:	
Beginning of year	37,342,127
End of year	$36,233,662

The accompanying notes are an integral part of this statement.

Hub Group, Inc.
Employee Profit Sharing and Trust Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - DESCRIPTION OF THE PLAN

The following brief description of the Hub Group, Inc. Employee Profit Sharing and Trust Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Hub Group, Inc. (the "Company") covering all full-time and part-time employees who are 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective December 31, 2002, the defined contribution plan of Hub Group Distribution Services, LLC (an affiliate of the Company) was merged with and into the Plan.

Contributions

Participants may contribute from 1% to 25% of pretax annual compensation as defined in the Plan agreement, subject to certain limitations under the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company provides a matching contribution equal to 50% of the first 6% of each participant's pretax contributions, not to exceed 50% of the first 6% of eligible compensation that a participant contributes to the Plan, or $5,500. A one-year (1,000 hours) waiting period is required for employer contributions with the stipulation that the employee must be on the payroll at December 31 of each year. The Company may also make an annual discretionary profit sharing contribution in an amount determined by the Board of Trustees. This contribution is allocated to eligible participants at the end of the Plan year based on the ratio of a participant's compensation to the total compensation of all participants for the plan year. No discretionary profit-sharing contributions were made in 2002.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching contributions, Company discretionary profit-sharing contributions as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Vesting

Participants are immediately vested in their contributions and employer contributions plus earnings thereon. Certain participants who were merged from a prior plan retained their previous vesting schedule with respect to Company contributions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or an annuity to be paid in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals

Subject to approval by the plan administrator, participants may withdraw their employee pretax contributions and rollover contributions, if any, to satisfy immediate and heavy financial needs, as deemed in the Plan agreement.

Net Employee Transfers

Certain employees of Hub Group Distribution Services, LLC, an affiliate of the Company, became employees of the Company and certain employees of the Company became employees of Hub Group Distribution Services, LLC. As such, their participant account balances were transferred in and out of the Plan. These transfers are shown in the statement of changes in net assets.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants are able to change their investment elections on a daily basis.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participants Loans

Participant may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions over periods ranging up to 60 months or longer (i.e., mortgage), as authorized by the plan administrator.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value, income is recorded as earned, and payments and contributions are recorded as the cash is paid or received.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, $1,306,425 and $229,733 of Employer and employee contributions receivable, respectively, would have been recorded in the statement of net assets as of December 31, 2002. As of December 31, 2001, $1,287,977 and $253,351 of Employer and employee participant contributions receivable, respectively, would have been recorded in the statement of net assets. In addition, an excess contribution refundable of $135,986 and $13,022 would have been recorded at December 31, 2002 and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

Investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

The majority of administrative expenses are paid by the Company.

NOTE C - INVESTMENTS

The following investments held by the trustee represent 5% or more of the Plan's total net assets at December 31:

	2002	2001
Fidelity Magellan Fund	$7,299,439	$9,290,627
Fidelity Contrafund	6,394,314	7,154,905
Fidelity Investment Grade Bond Fund	3,132,786	2,654,723
Fidelity Growth & Income Portfolio	5,674,898	7,202,917
Fidelity Low-Priced Stock Fund	2,609,856	1,879,538
Fidelity Retirement Money Market Portfolio	3,878,129	4,450,896

NOTE C – INVESTMENTS - continued

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001
Mutual funds	$(5,139,203)	$(3,504,970)
Common stock	748,146	470,184
	$(5,887,349)	$(3,034,786)

NOTE D - TAX STATUS

The Plan is a Nonstandardized 401(k) Profit Sharing Prototype Plan ("Prototype Plan") sponsored by Fidelity Management and Research Company and adopted by the Company. The Prototype Plan obtained its latest opinion letter on August 24, 1993 in which the Internal Revenue Service ("IRS") stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

NOTE F - RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Fidelity Management Trust Company ("FMTC"). FMTC acts as trustee for the Plan. The Plan also invests in company stocks and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

At December 31, 2002 and 2001, the Plan had $1,135,997 and $940,842 invested in Company stock, respectively.

NOTE G – SUBSEQUENT EVENTS

On January 28, 2003, the adoption agreement was amended to allow participants to contribute 100% of eligible compensation and comply with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

SUPPLEMENTAL SCHEDULE

PLAN: 40520

HUB GROUP EMPLOYEE PROFIT SHARING
AND TRUST PLAN

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
DECEMBER 31, 2002
SUMMARY OF NET TRUST ASSETS

TOTAL PLAN ASSETS AS OF 12/31/2002

(a)	(b)+(c) Identity of issue & description of investment FUND NAME	SHARE BALANCE 12/31/2002	PRICE	COST (d)	(e) TOTAL MARKET VALUE
	PIMCO TOT RETURN ADM	1,789.278	$10.67		$19,091.60
	AMR BALANCED PA	0.000	$10.66		$0.00
	BARON GROWTH	2,456.633	$26.90		$66,083.43
	BARON ASSET FUND	21.591	$34.42		$743.16
	CALVERT NEWVIS SM CP	135.787	$13.90		$1,887.44
	FPA CRESCENT	0.000	$17.40		$0.00
	ARIEL FUND	1,275.146	$35.24		$44,936.15
	ARIEL APPRECIATION	886.277	$33.06		$29,300.32
	ARIEL PREM BOND INV	188.444	$10.62		$2,001.28
	ALGER MIDCAP GRTH I	697.284	$10.49		$7,314.51
	INVESCO DYNAMICS	0.000	$10.66		$0.00
	INVESCO GROWTH INV	0.000	$1.53		$0.00
	INVESCO HIGH YIELD	1,680.999	$3.28		$5,513.68
	TEMPLETON FOREIGN A	518.153	$8.31		$4,305.85
	MUTUAL SHARES CL A	74.173	$16.78		$1,244.62
	MSIFT CP FX INC ADV	134.585	$11.52		$1,550.42
	MSIFT VALUE ADVISER	0.000	$11.64		$0.00
	AIM PREM EQUITY A	60.591	$7.51		$455.04
	NB FOCUS TRUST	0.000	$16.07		$0.00
	NB GENESIS TRUST	559.825	$28.14		$15,753.48
	OAKMARK SELECT I	4,957.733	$23.82		$118,093.20
	PIMCO CCM MID CP ADM	0.000	$15.38		$0.00
	PIMCO GLOBAL BOND AD	1,709.563	$9.82		$16,787.91
	PIMCO HIGH YIELD ADM	5,289.415	$8.52		$45,065.82
	PIMCO LOW DUR ADM	1,012.651	$10.27		$10,399.93

(a)	(b) & (c) Identity of issue & description of investment		(d) Cost	(e) Current Value
	PIMCO LT US GOVT ADM	103.964	$11.06	$1,149.84
	STRONG SHORTTERM BND	81.945	$8.85	$725.21
	STRONG ADV COM STK Z	11.438	$15.97	$182.66
	STRONG OPPORTUNITY	1,269.191	$28.70	$36,425.78
	STRONG GOVT SECURITY	140.488	$11.14	$1,565.04
	TEMPLETON GROWTH A	1,282.438	$15.93	$20,429.24
	TMPL GLOBAL BOND A	84.310	$8.97	$756.26
	TEMPLETON WORLD A	1,136.036	$12.89	$14,643.50
	USAA GROWTH FUND	0.000	$9.87	$0.00
	CS STRATEGIC VAL COM	0.000	$10.53	$0.00
	MSI INTL EQUITY B	714.281	$14.54	$10,385.65
	JANUS ADV BALANCED I	6.842	$21.00	$143.68
	AIM BLUE CHIP A	142.062	$8.94	$1,270.03
	TCW GAL SM CAP GR N	1,340.549	$9.86	$13,217.81
	AIM BALANCED A	41.859	$20.81	$871.09
	AIM GLOBAL AGGR GRTH	45.975	$11.04	$507.56
	MANAGERS BOND FUND	372.952	$23.45	$8,745.72
	TCW GALILEO SEL EQ N	955.062	$11.40	$10,887.71
	LM VALUE TRUST FI CL	0.000	$43.14	$0.00
	CS SMALL CAP VAL COM	1,472.437	$17.27	$25,428.99
	OAKMARK EQ & INC I	117.014	$17.99	$2,105.08
	ROYCE LOW PRICED STK	0.000	$9.75	$0.00
	PBHG MIDCAP FUND	244.803	$12.77	$3,126.13
	STRG ADV SMCAP VAL Z	911.129	$18.98	$17,293.23
	WEST ASSET CORE FI	0.000	$11.37	$0.00
	NONINTEREST BEARING CASH	3,391.130	$1.00	$3,391.13
	FMTC INSTI MONEY MKT	7,897.680	$1.00	$7,897.68
*	HUB GROUP INC. STOCK	236,666.000	$4.80	$1,135,996.80
*	FIDELITY FUND	0.000	$22.26	$0.00
*	FIDELITY PURITAN	26,150.688	$15.79	$412,919.36
*	FIDELITY GINNIE MAE	7,478.944	$11.24	$84,063.33

(a)	(b) & (c) Identity of issue & description of investment		(d) Cost	(e) Current Value
	* FIDELITY MAGELLAN	92,444.769	$78.96	$7,299,438.96
	* FIDELITY CONTRAFUND	165,655.791	$38.60	$6,394,313.53
	* FIDELITY EQUITY INC	214.917	$39.67	$8,525.76
	* FIDELITY GROWTH CO	359.380	$35.42	$12,729.24
	* FIDELITY INVST GR BD	413,842.257	$7.57	$3,132,785.89
	* FIDELITY GROW & INC	187,228.567	$30.31	$5,674,897.87
	* FIDELITY INTER BOND	5,121.318	$10.73	$54,951.74
	* FIDELITY VALUE	3,438.982	$46.39	$159,534.37
	* FIDELITY GOVT INCOME	8,239.768	$10.48	$86,352.77
	* FID INDEPENDENCE FD	2,617.519	$13.07	$34,210.97
	* FIDELITY OVERSEAS	0.000	$22.00	$0.00
	* FIDELITY EUROPE	0.000	$18.32	$0.00
	* FIDELITY PAC BASIN	0.000	$12.76	$0.00
	* FIDELITY REAL ESTATE	2,894.439	$18.39	$53,228.73
	* FIDELITY BALANCED	5,175.530	$13.29	$68,782.79
	* FIDELITY INTL GR&INC	6,195.126	$16.82	$104,202.02
	* FIDELITY CAP APPREC	282.961	$16.18	$4,578.31
	* FIDELITY CONV SEC	3,465.510	$16.34	$56,626.43
	* FIDELITY CANADA	0.000	$18.12	$0.00
	* FIDELITY BLUE CHIP	40.869	$31.94	$1,305.36
	* FIDELITY LOW PR STK	103,689.165	$25.17	$2,609,856.28
	* FIDELITY WORLDWIDE	1.172	$11.88	$13.92
	* FIDELITY EQ INC II	24,912.611	$17.39	$433,230.31
	* FID ASSET MGR GROWTH	1,385.364	$11.97	$16,582.81
	* FIDELITY EMERG MRKTS	0.978	$7.21	$7.05
	* FIDELITY AGGR GROWTH	2,919.256	$11.19	$32,666.47
	* FIDELITY DIVERS INTL	33,825.560	$17.16	$580,446.61
	* FIDELITY DIVD GROWTH	5,814.367	$22.32	$129,776.67
	* FIDELITY NEW MKT INC	1,176.229	$11.33	$13,326.67
	* FIDELITY EXP & MULTI	187.460	$13.75	$2,577.58
	* FID AGGRESSIVE INT'L	1,896.049	$10.73	$20,344.61
	* FID SM CAP INDEPEND	1,262.249	$13.30	$16,787.91

(a)	(b) & (c) Identity of Issue & description of Investment			(d) Cost	(e) Current Value
*	FIDELITY MID-CAP STK	3,085.608	$16.26		$50,171.99
*	FIDELITY LG-CAP STK	5,211.136	$11.15		$58,104.17
*	FIDELITY EUR CAP APP	2,889.095	$13.83		$39,956.18
*	FID ASSET MGR AGGRES	0.000	$6.93		$0.00
*	FIDELITY JAPAN	0.000	$8.43		$0.00
*	FIDELITY SE ASIA	0.000	$9.66		$0.00
*	FID FREEDOM INCOME	553.541	$10.60		$5,867.53
*	FID FREEDOM 2000	1,812.028	$11.01		$19,950.43
*	FID FREEDOM 2010	10,938.651	$11.44		$125,138.17
*	FID FREEDOM 2020	32,451.187	$10.64		$345,280.63
*	FID FREEDOM 2030	16,099.065	$10.24		$164,854.43
*	FID SMALL CAP RETIRE	8,931.299	$10.27		$91,724.44
*	FIDELITY SH TERM BD	0.000	$8.99		$0.00
*	FIDELITY FIFTY	3,013.637	$16.04		$48,338.74
*	FIDELITY RETIRE MMKT	3,878,128.810	$1.00		$3,878,128.81
*	FIDELITY RET GOVT MM	44,660.270	$1.00		$44,660.27
*	FID MGD INC PORT	70,646.410	$1.00		$70,646.41
	SPARTAN US EQ INDEX	18,951.224	$31.15		$590,330.63
*	FIDELITY US BD INDEX	8,158.572	$11.24		$91,702.35
*	FID STR LGCAP VALUE	1,153.244	$8.43		$9,721.85
*	FID FREEDOM 2040	5,466.270	$5.86		$32,032.34
*	FID STR MDCAP VALUE	41.762	$9.08		$379.20
*	FID STR LGCAP GROWTH	84.991	$7.12		$605.14
*	FID STR MDCAP GROWTH	341.519	$7.34		$2,506.75
*	FID INFLATION PRO BD	0.000	$10.63		$0.00
*	OUTSTANDING LOAN BALANCE – Participants 5.25 – 11.00 %				$1,356,825.79
			TOTAL MARKET VALUE 12/31/2002:		$36,233,662.23

* Permitted Party-in-Interest

(d) Cost – Cost information is not required for participant-directed investments and, therefore, is not included.